March 21, 2023
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 16F of Form 20-F dated March 21, 2023, of PartnerRe Ltd. and are in agreement with the statements contained in relation to the resignation of independent registered public accounting firm and paragraphs 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young Ltd.